UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2015

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2015	3

Notes to Financial Statements	4

Schedule
Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets (Held at End of Year)	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-6

Exhibit:

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Viacom 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Samet & Company PC

Chestnut Hill, Massachusetts

June 22, 2016

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2015	2014
ASSETS
Investments:
Investments, at fair value	$955,267	$996,745
Fully benefit-responsive investment contracts, at fair value	100,877	104,440

Total investments	1,056,144	1,101,185

Receivables:
Employee contributions	62	1,300
Employer contributions	3,001	4,579
Notes receivable from participants	12,171	12,853
Due from broker for securities sold	30	441
Investment income	616	518

Total receivables	15,880	19,691

Total assets	1,072,024	1,120,876

LIABILITIES
Accrued expenses and other liabilities	629	761
Due to broker for securities purchased	108	411

Total liabilities	737	1,172

Net assets reflecting all investments at fair value	1,071,287	1,119,704

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,765)	(2,972)

Net assets available for benefits	$1,069,522	$1,116,732

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2015
Additions to net assets attributed to:
Investment income/(loss):
Dividends	$4,691
Interest	2,104
Net depreciation in fair value of investments	(35,870)

Total investment loss	(29,075)

Interest income on notes receivable from participants	501

Contributions:
Employee	57,671
Employer	41,982
Rollover	4,698

Total contributions	104,351

Total additions attributed to investments and contributions	75,777

Deductions from net assets attributed to:
Benefits paid to participants	120,621
Plan expenses	2,366

Total deductions	122,987

Net increase/(decrease) in net assets available for benefits	(47,210)

Net assets available for benefits, beginning of year	1,116,732

Net assets available for benefits, end of year	$1,069,522

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. In the event of a conflict between the following description and the Plan document, the Plan document will control.

The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Administration of the Plan is overseen by the Viacom Retirement Committee (“Plan Administrator”), the members of which are appointed under the Plan document. Members may also be added to or removed from the Retirement Committee by the Company’s Executive Vice President/Chief Administrative Officer.

JPMorgan Chase Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan. In September 2014, Great-West Financial Retirement Plan Services, LLC (doing business as Empower Retirement (“Empower”)) acquired JPMorgan Retirement Plan Services LLC (“JPM RPS”) and became the recordkeeper for the Plan.

Related Party Transactions

Certain investments for the Plan are invested in funds managed by affiliates of the Trustee, and are considered a “party-in-interest” as such term is defined in ERISA. In addition, certain Plan investments are in shares of Class A and Class B common stock of the Company and qualify as a party-in-interest. The fair value of these investments was $47.8 million and $94.6 million at December 31, 2015 and 2014, respectively. For the year ended December 31, 2015, these investments depreciated $40.3 million related to the net of realized and unrealized gains and losses, and earned dividends of $1.8 million, which were reinvested into the Plan. During the year ended December 31, 2015, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $14.6 million and purchased shares of Viacom Class B common stock at a cost of $8.1 million.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable employer contributions and the participant’s share of the Plan’s income or losses in the investment options selected, net of certain Plan expenses.

Plan participants have the option of investing their contributions and existing account balances among twenty investment options. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 3.

Contributions

Participants are permitted to contribute up to 50% of annual eligible compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Any eligible employee is deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 30th day the employee receives notification they are eligible to participate in the Plan (or in some instances earlier based on payroll practices) unless the employee elects not to participate in the Plan or to participate at a different contribution rate. The Plan’s designated default investment is a target retirement date asset allocation fund.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $18,000 for 2015. Compensation considered under the Plan based on Code limits could not exceed $265,000 for 2015. The Code also limited annual aggregate participant and employer contributions to the lesser of $53,000 or 100% of compensation in 2015. In 2015, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.

Each participant who has attained age 50 before the close of the calendar year is eligible to make catch-up contributions if the participant made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $6,000 in 2015.

The employer matching contribution is equal to 100% of the first 1% and 80% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions except when required by law. A match true-up contribution may be made at the end of the plan year to ensure participants receive the full Company match.

In 2015, the Company discretionary annual employer profit sharing contribution equaled 0.75% of eligible compensation, but in future years the Company may make a lower or higher contribution (not anticipated to be in excess of 3% of eligible compensation) or no contribution at all depending on circumstances. Company profit-sharing contributions are discretionary, meaning they are not guaranteed and may not be made in any given year. Participants were required to be employed on the last day of the Company’s fiscal year 2015 and meet all other eligibility requirements in order to receive any profit-sharing contribution that was made. Certain active participants in the Viacom Pension Plan (the “Pension Plan”) as of December 31, 2012 may be eligible for additional annual employer non-elective contributions based upon their age and years of credited service under the Pension Plan as of January 1, 2013 for a period of time under the Plan.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching and profit sharing contributions (“employer contributions”) vest at 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

If participants terminate employment prior to being vested in their employer contributions, upon distribution of the vested portion of their accounts, or, if earlier, a five-year break in service, the non-vested portion of their account is forfeited. Forfeitures may be used for future employer contributions and/or to pay administrative expenses. As of December 31, 2015, the Company had forfeitures, including interest earned on such amounts, of approximately $0.8 million. As of December 31, 2014, the Company had forfeitures of approximately $0.9 million. In 2015, employer contributions of approximately $1.4 million were forfeited and the Company utilized forfeitures of approximately $0.7 million and $0.8 million to pay administrative expenses and employer contributions, respectively.

Notes receivable from participants

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is currently one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the issuance of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Included in the Statements of Net Assets Available for Benefits are Notes receivable from participants of $12.2 million and $12.9 million as of December 31, 2015 and 2014, respectively, which carried interest rates ranging from 3.25% to 12.0%.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments in the event of retirement, termination of employment, disability or death. A participant must commence receiving required minimum distributions no later than the April 1st after the year in which the participant attains age 70 1/2 unless he/she is still employed. Installment payments to beneficiaries are available only if the participant was receiving installment payments at the time of death.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two non-hardship withdrawals in each calendar year. A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, vested profit-sharing contributions and certain predecessor plan contributions may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted. Participants who take a hardship withdrawal are suspended from employee contributions to the Plan for 6 months.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting and recordkeeping fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping fees may also be paid from participant accounts. Trustee and custodian fees are paid from participant accounts. For 2015, $0.5 million was paid to Empower for plan administration services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective retrospectively for the Plan year ending December 31, 2016 with early adoption permitted. Part III does not apply to the Plan. The Company is currently evaluating the impact of the new standard on the Plan’s financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. The ASU is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Plan’s financial statements.

Securities Transactions

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation/(depreciation) in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates, judgments and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 3—FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION

Fair Value Measurements and Income Recognition

The FASB provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds: The fair values of investments in common/collective trust funds are based on their net asset values (“NAV”) reported by the investment advisor in the financial statements of the common/collective trusts at year-end. Each common/collective trust provides for daily participant redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective fund’s NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts: The fair value of the synthetic guaranteed investment contracts (“GICs”) is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy. The related wrapper contracts had a fair value of $15,037 and $26,314 at December 31, 2015 and 2014, respectively. The wrapper contracts are valued by INVESCO, the administrator of the fund, using other significant observable inputs in a valuation model and are classified within level 2 of the valuation hierarchy. See Note 8 for further information on INVESCO and these contracts.

U.S. Government Securities: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014, respectively. There were no transfers between Level 1 and Level 2 investments in 2015. The Plan has no investments classified within level 3 of the valuation hierarchy.

	Investments at Fair Value as of December 31, 2015
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stocks
Consumer	$91,545	$—	$91,545
Information Technology	42,938	—	42,938
Health Care	34,345	—	34,345
Financial	31,658	—	31,658
Industrial	12,344	—	12,344
Energy	2,355	—	2,355
Other	6,203	—	6,203

Total Common Stocks	$221,388	$—	$221,388

Common / Collective Trust Funds
Index	$—	$302,634	$302,634
Target Date Funds	—	262,944	262,944
Fixed Income	—	73,185	73,185
International Equity	—	68,933	68,933

Total Common/Collective Trust Funds	$—	$707,696	$707,696

Registered Investment Companies
Index	$14,813	$—	$14,813
Fixed Income	2,380	—	2,380

Total Registered Investment Companies	$17,193	$—	$17,193

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$100,877	$100,877
U.S. Government Securities	—	8,990	8,990

Total Investments At Fair Value	$238,581	$817,563	$1,056,144

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

	Investments at Fair Value as of December 31, 2014
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stocks
Consumer	$135,388	$—	$135,388
Information Technology	43,383	—	43,383
Health Care	26,044	—	26,044
Financial	22,219	—	22,219
Industrial	11,255	—	11,255
Energy	7,266	—	7,266
Other	2,826	—	2,826

Total Common Stocks	$248,381	$—	$248,381

Common / Collective Trust Funds
Index	$—	$273,910	$273,910
Growth	—	87,882	87,882
Fixed Income	—	74,857	74,857
Target Date Funds	—	249,670	249,670

Total Common/Collective Trust Funds	$—	$686,319	$686,319

Registered Investment Companies
Growth	$44,018	$—	$44,018
Index	12,073	—	12,073

Total Registered Investment Companies	$56,091	$—	$56,091

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$104,440	$104,440
U.S. Government Securities	—	5,954	5,954

Total Investments At Fair Value	$304,472	$796,713	$1,101,185

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 5—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2015		2014
Blackrock Equity Index Fund	$184,508		$183,968
Blackrock Russell 2500 Index Fund	$80,117		$—	(1)
Blackrock US Debt Index Fund	$73,185		$74,857
Vontobel International Equity CIT Fund	$68,933		$—	(1)
Viacom Inc. Class B Common Stock	$—	(1)	$93,993
Blackrock Mid Cap Equity Index Fund	$—	(1)	$89,942
Capital Guardian International Equity Fund	$—	(1)	$63,956

(1)	Represents less than 5% or was not owned as of December 31st of the respective year.

During the year ended December 31, 2015 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated/(depreciated) as follows:

Common stocks	$(38,031)
Registered investment companies	2,498
Common/Collective Trusts	(337)

Net depreciation in fair value of investments	$(35,870)

NOTE 6—INCOME TAX STATUS

On May 14, 2014, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain amendments have been made to the Plan since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2015, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax year in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 7—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Viacom Board of Directors or Retirement Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants would become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 8—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan accounts for guaranteed investment contracts in accordance with the accounting and reporting guidance related to Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund (the “Fund”). As required by the guidance, the guaranteed investment contracts are presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $99.1 million held by the Fund at December 31, 2015:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Voya Retirement & Annuity	Wrapper	A/A2		$—
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		$4,936
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		4,938
	IGT Jennison A or Better Intermediate Gov/Credit Fund		4,940
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		4,935

			19,749	—	$(583)
Transamerica	Wrapper	AA-/A1		15
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		4,108
	IGT INVESCO Short-term Bond Fund		20,757

			24,865	15	(300)
Pacific Life Insurance Co	Wrapper	A+/A1		—
	IGT Blackrock A or Better Core Fixed Income Fund		3,922
	IGT Goldman Sachs Core A		3,922
	IGT INVESCO A or Better Core Fixed Income Fund		3,922
	IGT PIMCO A or Better Core Fixed Income Fund		3,919

			15,685	—	(471)
Prudential Ins Co	Wrapper	AA-/A1		—
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		4,330
	IGT INVESCO Short-term Bond Fund		6,352
	IGT Jennison A or Better Intermediate Gov/Credit Fund		4,293
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		4,286

			19,261	—	(277)
RGA	Wrapper	AA-/A1		—
	IGT INVESCO Short-term Bond Fund		21,302

			21,302	—	(134)

Total			$100,862	$15	$(1,765)

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $101.5 million held by the Fund at December 31, 2014:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Voya Retirement & Annuity	Wrapper	A-/A3		$—
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		$20,377

			20,377	—	$(803)
Transamerica	Wrapper	AA-/A1		26
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		4,507
	IGT INVESCO Short-term Bond Fund		21,269

			25,776	26	(607)
Pacific Life Insurance Co	Wrapper	A+/A1		—
	IGT INVESCO Multi-Mgr A or Better Core Fund		16,241

			16,241	—	(751)
Prudential Ins Co	Wrapper	AA-/A1		—
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		4,482
	IGT INVESCO Short-term Bond Fund		6,499
	IGT Jennison A or Better Intermediate Gov/Credit Fund		4,505
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		4,432

			19,918	—	(446)
RGA	Wrapper	AA-/A1		—
	IGT INVESCO Short-term Bond Fund		22,102

			22,102	—	(365)

Total			$104,414	$26	$(2,972)

The Company does not expect any employer initiated events that may cause a material impact as a result of a liquidation of a contract at market value. The average yield to investments at fair value was approximately 1.82% and 1.41% for 2015 and 2014, respectively, and crediting interest rates to investments at fair value were approximately 2.00% and 1.95% at December 31, 2015 and 2014, respectively.

NOTE 9—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2015	2014
Net assets available for benefits per the financial statements	$1,069,522	$1,116,732
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,765	2,972
Amounts allocated to withdrawing participants	(111)	(99)
Deemed distribution of participant loans	(294)	(277)

Net assets available for benefits per the Form 5500	$1,070,882	$1,119,328

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2015
Benefits paid to participants per the financial statements	$120,621
Add: Amounts allocated to withdrawing participants at December 31, 2015	111
Less: Amounts allocated to withdrawing participants at December 31, 2014	(99)
Deemed loan offsets	9

Benefits paid to participants per the Form 5500	$120,642

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2015 but were not paid as of that date.

The following is a reconciliation of additions attributed to investments and contributions per the financial statements to the Form 5500:

Year Ended December 31, 2015
Total additions attributed to investments and contributions per the financial statements	$75,777
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,207)

Total income per the Form 5500	$74,570

The following is a reconciliation of net increase/(decrease) in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2015
Net decrease in net assets available for benefits per the financial statements	$(47,210)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,207)
Amounts allocated to withdrawing participants at December 31, 2015	(111)
Amounts allocated to withdrawing participants at December 31, 2014	99
Deemed loan offsets	(9)
Deemed distribution of participant loans	(8)

Net income/(loss) per the Form 5500	$(48,446)

NOTE 10—SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through the date the financial statements were available to be issued, and are incorporated herein as applicable.

VIACOM 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks:
ABBVIE INC COMMON STOCK			$504
ACTIVISION BLIZZARD INC			1,057
ALBANY INTERNATIONAL			583
ALEXION PHARMACEUTICALS			1,089
ALPHABET INC COMMON			2,839
AMAZON.COM INC COMMON			2,632
AMERISOURCEBERGEN CORP			778
AMERIS BANCORP COMMON			318
ANTHEM INC COMMON STOCK			1,869
APPLE INC COMMON STOCK			5,896
ARRIS GROUP INC COMMON			374
ARYZTA AG ADR USD			1,078
AVERY DENNISON CORP			501
BP PLC ADR USD			1,179
BANK OF AMERICA CORP			2,994
BARCLAYS PLC ADR USD			1,628
BED BATH & BEYOND INC			825
BIO-RAD LABORATORIES INC			1,258
BRANDYWINE REALTY TRUST			1,015
BRISTOL-MYERS SQUIBB CO			2,285
BRUKER CORP COMMON STOCK			576
CIGNA CORP COMMON STOCK			1,683
CIT GROUP INC COMMON			733
CALATLANTIC GROUP INC.			707
CAPITAL BANK FINANCIAL			1,179
CAPITAL ONE FINANCIAL			1,851
CITIGROUP INC COMMON			2,914
COHERENT INC COMMON			1,767
CONSTELLATION BRANDS INC			1,368
CORNING INC COMMON STOCK			1,055
DR HORTON INC COMMON			2,787
DELTA AIR LINES INC			1,705
DELTIC TIMBER CORP			191
DEXCOM INC COMMON STOCK			605
EDWARDS LIFESCIENCES			1,291
ELIZABETH ARDEN INC			793
ENERSYS COMMON STOCK USD			937
EURONET WORLDWIDE INC.			523
FACEBOOK INC COMMON			2,741
FIFTH THIRD BANCORP			1,865
FLEETCOR TECHNOLOGIES			979
FORESTAR GROUP INC			871
FRED’S INC COMMON STOCK			785
GENERAL DYNAMICS CORP			1,470

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
GENERAL ELECTRIC CO			$809
GENUINE PARTS CO COMMON			1,117
GILEAD SCIENCES INC			3,068
PH GLATFELTER CO COMMON			815
GOLDMAN SACHS GROUP			883
HAVERTY FURNITURE COS			914
HERITAGE FINANCIAL			467
HILTON WORLDWIDE			935
HONDA MOTOR CO LTD ADR			926
ICF INTERNATIONAL INC			589
INTEL CORP COMMON STOCK			2,250
INTER PARFUMS INC COMMON			530
INTERNATIONAL BUSINESS			757
INTUITIVE SURGICAL INC.			839
JPMORGAN CHASE & CO			3,084
JOHNSON & COMMON			2,866
L BRANDS INC COMMON			1,362
LA-Z-BOY INC COMMON			816
LACLEDE GROUP INC / THE			870
LAM RESEARCH CORP COMMON			1,049
LATTICE SEMICONDUCTOR			1,577
LENNAR CORP COMMON STOCK			1,286
ELI LILLY & CO COMMON			1,149
LINCOLN NATIONAL CORP			880
LOUISIANA-PACIFIC CORP			465
LUMENTUM HOLDINGS INC			154
MARTEN TRANSPORT LTD			803
MASCO CORP COMMON STOCK			866
MASTERCARD INC COMMON			2,417
MATERION CORP COMMON			918
MCDONALD’S CORP COMMON			559
MCGRAW HILL FINANCIAL			1,116
MCKESSON CORP COMMON			1,378
MERCK & CO INC COMMON			2,583
MERITAGE HOMES CORP			683
METLIFE INC COMMON STOCK			2,010
MICROSOFT CORP COMMON			3,512
MITEL NETWORKS CORP			1,223
MONDELEZ INTERNATIONAL			730
NETFLIX INC COMMON STOCK			659
NIKE INC COMMON STOCK			2,820
OMNICOM GROUP INC COMMON			2,096

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
ORBITAL ATK INC COMMON			$599
ORKLA ASA ADR USD			813
PPG INDUSTRIES INC			2,443
PACWEST BANCORP COMMON			923
PALO ALTO NETWORKS INC.			901
PAYPAL HOLDINGS INC.			684
PFIZER INC COMMON STOCK			1,775
PRICELINE GROUP INC / THE			1,402
PRIVATEBANCORP INC.			963
PRUDENTIAL FINANCIAL INC			684
RAMCO-GERSHENSON			960
RANGE RESOURCES CORP			1,176
RAYTHEON CO COMMON STOCK			1,793
REINSURANCE GROUP OF			388
ROCHE HOLDING AG ADR USD			741
ST JUDE MEDICAL INC			1,575
JOHN B SANFILIPPO & SON			674
SANOFI ADR USD			972
SERVICENOW INC COMMON			1,176
SPLUNK INC COMMON STOCK			716
STANLEY BLACK & DECKER			651
STARBUCKS CORP COMMON			1,943
SUNTRUST BANKS INC			758
SYNCHRONY FINANCIAL			1,147
TJX COS INC/THE COMMON			964
TRI POINTE GROUP INC			872
TABLEAU SOFTWARE INC			796
TAIWAN SEMICONDUCTOR			2,173
TARGET CORP COMMON STOCK			1,646
TAYLOR MORRISON HOME			840
TERADYNE INC COMMON			1,472
TREEHOUSE FOODS INC			1,179
ULTA SALON COSMETICS &			1,991
UNDER ARMOUR INC COMMON			880
UNITED CONTINENTAL			1,538
UNITEDHEALTH GROUP INC.			2,282
VERIFONE SYSTEMS INC.			651
* VIACOM INC CLASS A COMMON STOCK			321
* VIACOM INC CLASS B COMMON STOCK			47,502
VISA INC COMMON STOCK			2,472
WESTERN ALLIANCE BANCORP			1,183
ALLERGAN PLC COMMON			1,193
AXIS CAPITAL HOLDINGS			844
DELPHI AUTOMATIVE PLC			2,289
MEDTRONIC PLC COMMON			1,985
NXP SEMICONDUCTORS NV			1,050
ROYAL CARIBBEAN CRUISES			1,822
AVAGO TECHNOLOGIES LTD			678

Total Common Stocks			$221,388

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Registered Investment Companies:
Metropolitan West Total Return Bond Fund			2,380
Vanguard FTSE Social Index Fund			14,813

Total Registered Investment Companies			$17,193

Common/Collective Trusts:
Blackrock Equity Index Fund			184,508
Blackrock MSCI ACWI Fund			38,009
Blackrock US Debt Index Fund			73,185
Blackrock Russell 2500 Index Fund			80,117
Vontobel International Equity CIT Fund			68,933
* JPMorgan Chase Smartretirement 2015 Fund			4,185
* JPMorgan Chase Smartretirement 2020 Fund			12,182
* JPMorgan Chase Smartretirement 2025 Fund			26,753
* JPMorgan Chase Smartretirement 2030 Fund			33,755
* JPMorgan Chase Smartretirement 2035 Fund			48,431
* JPMorgan Chase Smartretirement 2040 Fund			49,687
* JPMorgan Chase Smartretirement 2045 Fund			45,944
* JPMorgan Chase Smartretirement 2050 Fund			38,397
* JPMorgan Chase Smartretirement Income Fund			3,610

Total Common/Collective Trusts			$707,696

U.S. Government Securities:

* JP Morgan U.S. Government Fund			$8,990

Synthetic Guaranteed Investment Contracts:
Voya Retirement & Annuity- Contract #60125	IGT Blackrock A or Better Int G/C Fund; Evergreen		4,936
	IGT INVESCO A or Better Int G/C Fund; Evergreen		4,938
	IGT Jennison A or Better Int G/C Fund; Evergreen		4,940
	IGT PIMCO A or Better Int G/C Fund; Evergreen		4,935
Transamerica- Contract #MDA00730TR	IGT BlackRock A or Better Int G/C; Evergreen		4,108
	IGT Invesco ShrtTrm Bond; Evergreen		20,757
Transamerica Wrapper at Fair Value			15

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Pacific Life Ins-Contract #G-27279.01.0001	IGT Blackrock A or Better Core Fixed Income Fund; Evergreen		$3,922
	IGT Goldman Sachs Core A; Evergreen		3,922
	IGT INVESCO A or Better Core Fixed Income Fund; Evergreen		3,922
	IGT PIMCO A or Better core Fixed Income Fund; Evergreen		3,919

Prudential Ins Co-Contract #GA-63010	IGT Invesco A or Better Int G/C; Evergreen		4,330
	IGT Invesco ShrtTrm Bond; Evergreen		6,352
	IGT Jennison A or Better Int G/C; Evergreen		4,293
	IGT PIMCO A or Better Int G/C; Evergreen		4,286
RGA-Contract #VIACM-1212-01	IGT Invesco ShrtTrm Bond; Evergreen		21,302

Total Synthetic Guaranteed Investment Contracts			$100,877

Subtotal of Investments			$1,056,144

Notes Receivable from Participants	Various maturities and interest rates ranging from 3.25% to 9.5%		$12,171

Grand Total			$1,068,315

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 22, 2016	By:	/S/ ROSARIA SASSO
Rosaria Sasso
Member of the Viacom Retirement Committee

VIACOM INC.

	By:	/S/ KATHERINE GILL-CHAREST
Katherine Gill-Charest
Senior Vice President, Controller
Chief Accounting Officer